Rayyan Systems Inc.
Financial Statements
From inception (December 14, 2020) to December 31, 2020
(Unaudited)

Rayyan Systems Inc.
Index to the Financial Statements
(Unaudited)

Fei Qi, CPA
4040 75th ST
Elmhurst, NY 11373
540.558.8339 fei.qi@feiqicpa.com
www.feiqicpa.com

Independent Accountant Review Report

To Managing Member
Rayyan Systems, Inc.
Cambridge, Massachusetts

We have reviewed the accompanying consolidated financial statements of Rayyan Systems, Inc., which comprise the balance sheet as of December 31, 2020, financial statements for the period between December 14th, 2020 to December 31st, 20020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

April 30th, 2021


Rayyan Systems Inc.
Balance Sheet
December 31, 2020
(Unaudited)


ASSETS		
Current Assets		
Bank Accounts	$	760
Total Current Assets		760
TOTAL ASSETS		760
LIABILITIES		
Long-term Liabilities		
Owner's loan		377
Total Long-term Liabilities		377
TOTAL LIABILITIES		377
EQUITY		
Retained Earnings		(377)
Common Stock (7,600,000 stocks issued, $.0001 per common stock)		760
TOTAL EQUITY		383
TOTAL LIABILITIES AND EQUITY	$	760

Rayyan Systems Inc.
Statement of Operation
For the period from December 14 (inception) to December 31, 2020

INCOME		
Other Income	$	0
Total Income		0
EXPENSES		
Software Expenses		377
Other Expenses		0
Total Expense		377
NET INCOME (LOSS)	$	(377)

Rayyan Systems Inc.
Statement of Stockholder's Equity
For the period from December 14 (inception) to December 31, 2020

	Total	Issued Common Stocks Number	Amount	Additional Paid-In Capital	Retained Earning Owner Equity
BALANCE, DECEMBER 14, 2020	$ 0	7,600,000	760	$ -	$ -
NET INCOME (LOSS)	-				(377)
CONTRIBUTION	-				
BALANCE, DECEMBER 31, 2020	$ 383	7,600,000	760	$ 0	$ (377)

4

Rayyan Systems Inc.
Statement of Cash Flows
For the period from December 14 (inception) to December 31, 2020

CASH FROM OPERATING ACTIVITIES		
Net Income	$	(377)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable		0
Credit Cards		0
Net cash provided by operating activities		(377)
CASH FROM INVESTING ACTIVITIES		
Investments		0
Net cash provided by investing activities		0
CASH FROM FINANCING ACTIVITIES		
Stock Purchase		760
Stockholder Loan		377
Net cash provided by financing activities		1,137
NET CASH INCREASE FOR PERIOD		760
CASH AT END OF PERIOD	$	760

5

Rayyan Systems Inc.
Notes to Financial Statements
December 31, 2020
(Unaudited)

NOTE 1: ORGANIZATION AND NATURE OF OPERATIONS:

Rayyan Systems Inc. ("The Company") is a corporation organized under the laws of the State of Delaware and domiciled in Massachusetts. The Company was incorporated on December 14th, 2020 and is an AI assisted collaboration tool to quickly conduct systematic literature reviews. The company is currently pre-revenue, although it has more than 95,000 free users of its software.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an

uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of Massachusetts.

Plant, Property, and Equipment
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

NOTE 3:   **DEBT:**

As of December 31st, 2020, the Company owes Robert Ayan, the founder of the Company, $377 for business expenses at no interest and no maturity.

NOTE 4:   **EQUITY:**

Under the Company's original articles on incorporation in effect, the Company authorized 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.0001 per share.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of December 31, 2020, 7,600,000 common stocks were issued to the founder of the Company, Robert Ayan, and there were 2,000,000 shares of Common Stocks under the 2020 Equity Incentive plan. In 2021, the Company has issued 400,000 shares of Common Stocks to Qatar Foundation for Education, Science and Community Development and 1,000,000 shares of Common Stocks from the 2020 Equity Incentive Plan has been issued to 2 team members (See Note 7 Subsequent Events).

NOTE 5:   **COMMITMENTS AND CONTINGENCIES:**

The Company is not involved in any legal matters, nor it has any pending litigations against it.

NOTE 6:   **RELATED PARTY TRANSACTIONS:**

As of December 31st, 2020, the Company owes Robert Ayan, the founder of the Company, $377 for business expenses at no interest and no maturity.

NOTE 7:   ***SUBSEQUENT EVENTS:***

In January 1ˢᵗ, 2021, the Company entered a workspace lease agreement of $375 a month with CIC Innovation Communities, LLC. The lease can be canceled with 30 days' notice.

In January 4ᵗʰ, 2021, the Company has issued 400,000 common stocks to Qatar Foundation for Education, Science and Community Development

On February 23ʳᵈ, 2021, the Company issued 500,000 common stocks to Geoffrey Nesnow, a team member, and another 500,000 common stocks to Hossam Hammady, who is another team member, both at $.0001 par value. These stocks are vested over 4 years to the team members, and are from the 2020 Equity Incentive plan. There are still 1,000,000 shares of Common Stocks available to be issued under the 2020 Equity Incentive plan.